News Release	May 4, 2005

YAMANA PROVIDES ADDITIONAL RESULTS ON SÃO VICENTE DEEP SOUTH AND MARIA PRETA

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide a follow-up on its previously announced exploration efforts. Since the previous announcement, further drill results have become available at São Vicente Deep South and Maria Preta north of the Fazenda Brasileiro mine.

São Vicente Deep South

The company previously announced that it was in the process of excavating an 850-metre horizontal drift into Deep South. This drift is well into the targeted area of mineralization and is now being excavated along strike. Further, the planned 4,500-meter underground drilling program from the drift is about to begin. Bulk sample material from the drift excavation is now being stockpiled on surface to be processed later with a Pilot Plant scheduled to be built by June 2005. Results from the underground drilling and from the processing of the bulk samples will supplement surface drilling now underway. As announced on April 6th, the results of the first hole (SV-227) of the current surface drill program intercepted a mineralized zone in metasediments at a vertical depth of 135 metres. It returned 12 metres at a grade of 5.65 g/t Au including a higher grade interval of 4 metres at 12.4 g/t Au. This hole confirmed the continuity of mineralization at Deep South toward the north. A further drill hole (SV-230) has now been completed 200 metres to the north of SV-227. This hole intersected 65 total metres (non-contiguous) of mineralization in several intercepts and includes high grade intervals such as 1 metre at 11.42 g/t Au, 2 metres at 8.39 g/t Au, and 2 metres at 5.79 g/t Au. The mineralization begins at a depth of 35 metres beneath the designed pit for São Vicente. The mineralized intercepts are as follows:

Vertical Depth (m)	Intercept (m)	Gold Grade (g/t Au)

105	7	2.01
117	20	0.31
210	28	1.55
235	8	1.03
263	2	3.82

	Total: 65 m	Average Grade:
		1.44 g/t Au

The company is encouraged by the extent of the mineralization. These results are also important for the following reasons.

—	further confirmation of the continuity of mineralization at Deep South toward the north;

—	extends the area of known mineralization by an additional 200 metres for a total of 825 metres;

—	part of the mineralization occurs near surface and may represent an opportunity to redefine the proposed open pit operation at São Vicente.

Additionally, the presence of conspicuous visible gold in the core (locally up to 4 mm) suggests that a significant component of the Sao Vicente mineralization consists of coarse gold, similar to the coarse gold mineralization encountered and previously discussed by Yamana at its developing Sao Francisco mine, 50 kilometers to the south. The importance of this observation is that assays of small volume drill samples at Sao Vicente, as at Sao Francisco, may significantly understate the actual in-situ gold grade. At Sao Francisco, large volume bulk samples show 20% to up to 500% grade increases over drill-indicated grades.

Historical surface drilling that has defined the area of known mineralization at Deep South had grades that include 4 metres at 4.09g/t Au, 4 metres at 5.74g/t Au, 2 metres at 59.43g/t Au, 2 metres at 8.59g/t Au, 18 metres at 2.98g/t Au, and 8 metres at 15.78g/t Au. The exploratory drilling program at Deep South totaled 5,400 metres with vertical depths from 110 metres to 300 metres. This program was carried out from August 1996 to March 1997. Drilling results showed 52 gold mineralized intervals including 18 high grade intercepts of over 4.0g/t Au. No further drilling work has been undertaken at Deep South since 1997 until the current surface drilling program and the drift excavation.

Another hole (SV-228) was drilled 500 metres to the south of SV-230 with the primary objective of investigating the potential of deeper mineralization into the basement rocks. This hole returned 20 total metres (non-contiguous) of mineralization to a vertical depth of 180 metres in several zones outside the limits of the previously defined mineralized area, representing a new previously unknown mineralized zone between the two designed pits. Below 250 metres vertical depth, mineralized intercepts were encountered which represent a northeast extension of the deep south zone. Results from this hole include high grade intervals of 2 metres at 6.28 g/t Au, 2 metres at 3.72 g/t Au, and 2 metres at 5.27 g/t Au. The intercepts in this hole are as follows:

Vertical Depth (m)	Intercept (m)	Gold Grade (g/t Au)

40	6	0.40
115	2	6.28
180	2	1.85
250	8	1.15
290	2	5.27

	Total: 20 m	Average Grade:
		1.92 g/t Au

The attached plan view and long section show the location of the drill hole and mineralized interval in relation to the area of previously known mineralization and the designed pit.

These results support the potential for a large, high-grade underground ore body and now further suggest the potential for a larger open pit operation at São Vicente. More exploration will be required and is planned to determine this potential.

São Vicente, with Deep South, has the potential to be as large as Sao Francisco. The results from an updated feasibility study for São Vicente based on historical information was announced on May 2nd. Recent drilling results and the potential impact on the known resource for Deep South and the proposed São Vicente open pit operation are NOT included in the feasibility study as the feasibility study was commissioned before this exploration effort and completed before these results became available.

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer of the company, stated, “We now believe that there is a significant extension of the area of mineralization at Deep South. We have indicated that Deep South has the potential for an underground operation which would be accessed through adits likely from the bottom of the planned pit at São Vicente. Depending on the results of further drilling, we will determine if our planned open pit operation may be expanded as well”.

Maria Preta

Maria Preta is one of Yamana’s most promising near-term prospects on the Rio Itapicuru Greenstone Belt north of the Fazenda Brasileiro mine. Yamana previously reported that it had completed six holes and provided assay results on the first four holes. Assay results from the two holes not reported on before are consistent with the first four holes and are reported below.

A further five holes have also been completed and results from four of these holes are pending (MP14 has been assayed).

Of significance is hole MP14 which is a step out of 190 metres from other drill holes and, further, from the historical open pits where drilling efforts have been concentrated. Assay results from MP14 include 8 metres at 4.29g/t Au occurring at a 98-metre depth. This intercept is part of a wider section of 36.5 metres at 1.69g/t Au. MP14 is significant as it demonstrates a considerably larger area of mineralization and outside of the historical open pits where the gold mineralization was believed to exist. Of further significance is that most of the mineralization occurs in the brecciated zone which is host rock for mineralization. Of the 57 metres of drilling in the brecciated zone, mineralization occurred in a total of 36.5 metres.

The plan view showing the location of the drill holes is as follows:

A summary of all drill holes follows:

MP001-21m@1.1g/t (up to 55m depth) incl.4m@2.0g/t
MP002-33m@3.2g/t (up to 65m depth) incl.11m@4.5g/t
MP003–30m@1.2g/t (up to 65m depth) incl. 2m@5.4g/t
MP004- 33m@1.4g/t (up to 100m depth) incl. 19m@1.6g/t
MP005- 15m@1.1g/t (up to 75m depth) incl. 9m@1.4g/t
MP006- 26m@1.8g/t (up to 80m depth) incl. 7m@2.8g/t
MP007- 26m@0.6g/t (up to 55m depth) incl. 3m@1.1g/t
MP014- 36.5m@1.69g/t (up to 135m depth) incl. 8m@4.29g/t, 6.3m@0.61g/t,
2m@1.30g/t and 20.1m@1.05g/t

All intercepts are near surface as noted above.

Commenting on the foregoing, Peter Marrone stated, “Maria Preta is our most promising target on the Rio Itapicuru Greenstone Belt (RIGB) north of the Fazenda Brasileiro mine. There is the potential for a significant ore body that would be near surface. We will continue to define the area of mineralization at Maria Preta. We also note that this is one of many targets on RIGB. This is an underexplored area and our early success at Maria Preta encourages our belief that there are more deposits comparable to Fazenda Brasileiro on RIGB. In its mine life so far, Fazenda Brasileiro has produced more than 2 million ounces.”

For further information on the quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2004 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com. The colour sections in the Long Section in the link diagrams do not represent ore bodies. They are diagrammatic representations of areas of mineralization only and are shown for illustration purposes only.

The sampling and exploration programs are being supervised by Mel Klohn, Geological Consultant to Yamana, who is a Qualified Person as defined by National Instrument 43-101. Mr. Klohn has verified the data disclosed and has reviewed the contents of this press release.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)    815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.